                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)/1/


                                 MaxServ, Inc.
     _____________________________________________________________________
                                (Name of issuer)

                          Common Stock, Par Value $.01

                        (Title of class of securities)
                                   005779171
                       _________________________________
                                 (CUSIP number)

                             Michael D. Levin, Esq.
                             Sears, Roebuck and Co.
                               3333 Beverly Road
                           Hoffman Estates, IL  60179
                                  847/286-2500
 _____________________________________________________________________
                      (Name, address and telephone number
                        of person authorized to receive
                          notices and communications)

                               January 27, 1997
                   __________________________________________
                      (Date of event which requires filing
                               of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

___________________
1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1)   Name of Reporting Person                    Sears, Roebuck and Co.

          SS. or I.R.S. Identification
          No. of Above Person                         I.R.S. ID No. 36-1750680

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a)  [ ]

                                                      (b)  [ ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions)

          WC

     5)   Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)       [ ]

     6)   Citizenship or Place of Organization

          New York



     Number of            7)    Sole Voting Power
     Shares Bene-               7,033,333 shares
     ficially Owned by
     Each Reporting       8)    Shared voting Power
     Person With:               0

                          9)    Sole Dispositive Power
                                7,033,333 shares

                         10)    Shared Dispositive Power
                                0

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,033,333 shares

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                [ ]

     13)  Percent of Class Represented by Amount in Row (11)

          64.4%

     14)  Type of Reporting Person (See Instructions)

          CO

     This Amendment No. 6 further amends and supplements the Schedule 13D filed by Sears, Roebuck and Co. ("Sears"), as previously amended, relating to the common stock, par value $.01 per share ("Common Stock"), of MaxServ, Inc. (the "Company").

ITEM 2.   IDENTITY AND BACKGROUND

     The principal office of Sears and its consolidated subsidiaries is 3333 Beverly Road, Hoffman Estates, IL 60179.

     Sears is among the largest retailers in the world, on the basis of sales of merchandise and services, conducting merchandising and credit operations in the United States, Canada and Mexico.

     During the last five years, neither Sears nor any of its directors or executive officers listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Sears nor any of its directors or executive officers listed below has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sears or any of its directors or executive officers was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The executive officers and directors of Sears and their principal occupations are listed below. Except as expressly indicated, the business address of each person listed below is 3333 Beverly Road, Hoffman Estates, IL 60179, and each such person is a citizen of the United States of America.

Hall Adams, Jr.          Sears Director; Retired Chairman and Chief Executive
                         Officer, Leo Burnett Co. (advertising agency)

Paul A. Baffico          President, Automotive Group, of Sears

Warren L. Batts          Sears Director; Chairman of Premark International, Inc.
                         (consumer and commercial products), 1717 Deerfield
                         Road, Deerfield, IL 60015

James A. Blanda          Vice President and Controller of Sears

Alston D. Correll        Sears Director; Chairman and Chief Executive Officer of
                         Georgia-Pacific Corp., 133 Peachtree Street, Atlanta,
                         GA 30303

John H. Costello         Senior Executive Vice President and General Manager,
                         Marketing, of Sears

James W. Cozad           Sears Director; Retired Chairman and Chief Executive
                         Officer, Whitman Corporation (a diversified consumer and commercial products company)

Steven D. Goldstein      President, Credit, of Sears and Chairman of Sears
                         National Bank

Alan J. Lacy             Executive Vice President and Chief Financial Officer of
                         Sears

Michael D. Levin         Senior Vice President, General Counsel and Secretary of
                         Sears

Arthur C. Martinez       Sears Director; Chairman, President and Chief Executive
                         Officer of Sears

Robert L. Mettler        President, Merchandising - Full Line Stores, of Sears

Michael A. Miles         Sears Director; (No current business affiliation)

Richard C. Notebaert     Sears Director; Chairman of the Board, President and
                         Chief Executive Officer of Ameritech Corporation, 30
                         South Wacker Drive, Chicago, IL 60606

William G. Pagonis       Executive Vice President, Logistics, of Sears

Nancy C. Reynolds        Sears Director; Senior Consultant, The Wexler Group, a
                         unit of Hill and Knowlton, Inc. (a public affairs consulting firm), 330 Calle Estado, Santa Fe, NM 87510

Clarence B. Rogers, Jr.  Sears Director; Chairman of Equifax, Inc. (information-
                         based administrative services), 1600 Peachtree Street, Northwest, Atlanta, GA 30309

Anthony J. Rucci         Executive Vice President, Administration, of Sears

Donald H. Rumsfeld       Sears Director; Former Chairman of the Board and Chief
                         Executive Officer of General Instrument Corporation (a diversified international company in the electronics industry)

William L. Salter        President, Home Stores, of Sears

Joseph A. Smialowski     Senior Vice President, Chief Information Officer, of
                         Sears

Allan B. Stewart         President, Stores - Full Line Stores, of Sears

Dorothy A. Terrell       Sears Director; President of SunExpress, Inc.
                         (operating company of Sun Microsystems, Inc., a leading supplier of open network computing products and services) and Corporate Executive Officer of Sun
                         Microsystems, Inc., 5 Omni Way, Chelmsford, MA 01824

Jane J. Thompson         President, Home Services, of Sears


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Any acquisition of additional shares of Common Stock by Sears as a result of the discussions described in Item 4 would be funded by working capital of Sears.

ITEM 4.   PURPOSE OF TRANSACTION.

       As previously disclosed, Sears and the Company and a major stockholder had commenced discussions with respect to the acquisition by Sears of the outstanding minority interests in the common stock of the Company (the "Proposed Transaction"). On December 20, 1996, the Company publicly announced it had retained Broadview Associates ("Broadview") as financial advisor to the Special Committee of the Board of Directors of the Company, which had been appointed by the Board of Directors to negotiate with Sears as to the price and other terms of the Proposed Transaction.

       On January 9, 1997, the Special Committee (comprised of Nathaniel P. Turner, Chairman, and Stephen J. Keane and Patrick A. Rivelli), counsel to the Special Committee, representatives of Broadview, officers of Sears and counsel to Sears met to discuss the possible purchase price which might be paid by Sears in the Proposed Transaction. At that meeting, Sears proposed a range of $6.50 to $6.75 for the Common Stock, to be paid in the Proposed Transaction. Sears would fund the purchase from working capital. Officers of Sears stated Sears belief that such a price range was appropriate in light of (i) the premium it represented to historic trading prices of the Company's shares (33-38% to the $4.88 closing price of the Common Stock on December 4, 1996 (the "Pre-Announcement Closing Price") and 69-75% to the $3.85 average trading price during the 12 month period ending on December 4, 1996 (the "12 Month Average"),
(ii) Sears discounted cash flow analysis of the value of the Company, (iii) the post-announcement trading prices of the Company's shares reflecting a similar valuation of the Company's minority shares, and (iv) no "control premium" being attributable to the acquisition of the minority shares. The Special Committee expressed the view that such a price range was not acceptable, and Broadview stated its data supported a price "in the teens" per share for the minority's interest, both from the perspective of the valuations of comparable companies as well as a discounted cash flow analysis prepared by Broadview. At the end of this meeting, Sears and the Special Committee agreed a further meeting should be held to evaluate the data which supported Sears and the Special Committee's respective views on value.

       On January 14, 1997, representatives of Sears and Broadview met and exchanged views and data on Sears and the Special Committee's respective valuation methods and assumptions.

       On January 16, 1997, in a conference call in which the members of the Special Committee, officers of Sears and counsel and financial advisors to each of the Special Committee and Sears participated, a representative of Merrill Lynch & Co., Sears financial advisor, presented its views on comparable premiums for minority interest transactions, mathematical errors it identified in the discounted cash flow analysis prepared by Broadview and the appropriateness of the "peer" companies utilized by Broadview in Broadview's valuation analysis. Merrill Lynch & Co's representative also noted that the Company's stock price since the announcement had not risen to a level commensurate with the valuation Broadview was presenting, and that a valuation methodology which assumes the markets are efficient and produces a value
"in the teens" could not be supported analytically. Representatives of Sears expressed disagreement with assumptions made by Broadview in its discounted cash flow analysis regarding projected growth of revenues from Sears (25% compounded annual growth for the fiscal years 1997 to 2002) and the Company's ability to expand revenues from third party customers, i.e., customers other than Sears (projected to grow from $5 million to $110 million, approximately 85% compounded annual growth, in the fiscal years from 1997 to
2002). The Special Committee and representatives of Sears exchanged additional views on the future prospects of the Company. The call ended with an agreement to meet again on January 23, 1997.

       On January 17, 1997, John Pigott, an officer of Sears, and Mr. Turner, the Chairman of the Special Committee, spoke and reviewed the current positions of Sears and the Special Committee as to the price per share to be paid in the Proposed Transaction. Mr. Pigott also requested a meeting with management of the Company so that Sears might better understand the basis for the Company's growth projections used by Broadview, as (i) management of the Company had not previously prepared for the Board any long-term business plan or projections beyond May 1997, and (ii) Broadview had previously advised representatives of Sears that the information Broadview was using in its discounted cash flow analysis had been prepared solely in connection with its analysis of the Proposed Transaction. Mr. Turner stated that further discussions regarding the cash flow projections prepared by Broadview would not be productive in resolving the difference between the Sears valuation and the Special Committee's valuation of the Company. Mr. Pigott then requested that Sears speak with MaxServ management under the condition that the Broadview projections would not be discussed. Soon thereafter, Mr. Turner called Mr. Pigott back and agreed that representatives of Sears could meet with management of the Company if Broadview's discounted cash flow analysis was not discussed.

       On January 20, 1997, Mr. Turner left a voicemail message for Mr. Pigott stating that unless Sears range of offer prices connected with the Special Committee's range, there was no purpose in having the previously agreed January 23 meeting. Mr. Pigott contacted Mr. Turner and expressed Sears view that the meeting on January 23 should still be held. Mr. Turner advised Mr. Pigott that he would speak with the Special Committee and respond as to whether they believed the meeting should be held.

       Mr. Turner and the Special Committee never responded to Sears request that a meeting be held. In an effort to move the negotiations forward, on the afternoon of January 23, 1997, Merrill Lynch & Co. advised Broadview Associates that Sears was prepared to make an offer of $7.00 per share for the Common Stock in the Proposed Transaction (an approximate 43% premium to the Pre-Announcement Closing Price and an 82% premium to the 12 Month Average). Later that day, Broadview responded to Merrill Lynch & Co. that the Special Committee had evaluated Sears proposed offer and would not accept such an offer. Broadview did not offer any alternative price per share and did not propose any means of resolving the impasse.

       In light of the Special Committee's unwillingness to accept a Sears offer of $7.00 per share in the Proposed Transaction or to propose a means to resolve the impasse, Sears has concluded that reaching agreement with the Special Committee on price is unlikely, and on January 27, 1997 advised the Special Committee it was withdrawing its proposal to offer $7.00 per share.

       In light of its inability to reach an agreement with the Special Committee, Sears is evaluating its alternatives with respect to its business relationship with the Company. Unless it completes the Proposed Transaction Sears intends, as it had advised the Special Committee, to develop new projects outside of the Company, as Sears does not desire to develop new proprietary customer communication programs within an entity it does not wholly own. Further, Sears also would intend to reevaluate its existing contractual programs with the Company.

       Sears is similarly evaluating its alternatives with respect to its investment in the Common Stock. Sears does not intend, for so long as it has a material business relationship with the Company, to reduce its equity interests below a majority interest in the Company. Sears could determine to commence a tender offer to acquire any or all of the Common Stock it does not own. Under the terms of the Stock Purchase Agreement between Sears and the Company dated as of December 29, 1994 and previously filed as Exhibit 6 to this statement (the "Stock Purchase Agreement"), Sears and any of its affiliates (with certain limited exceptions) may acquire shares of Common Stock if Sears or an affiliate makes a tender offer for all of the outstanding Common Stock. As of this date, Sears has not made any determination as to whether, when or at what price it might commence such a tender offer, or the other material terms of any such offer. Sears is also permitted under the Company's bylaws and articles of incorporation to appoint a majority or more of the directors of the Company (including through removal of existing directors without cause), and can do so by written consent without a meeting of the Company's stockholders, at any time. As of this date, Sears has not made any determination as to whether or when it might exercise such powers of appointment and/or removal.

       Subject to the preceding paragraphs, Sears will continue to evaluate its investment in the Company in light of Sears business and financial objectives, the Company's business operations and prospects, the market for the Common Stock, general stock market and economic conditions and other factors deemed relevant and may determine to dispose of some or all of its Common Stock in one or more public or private transactions. Except as described herein, Sears does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of Item 4 of
Schedule 13D. Subject to its continuing review of its business and the business of the Company, and other factors noted above, however, Sears may in the future take one or more actions which could relate to, or result in, one or more of such matters.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     With the exception of the transactions and documents referred to herein, there exist no contracts, arrangements, understandings or relationships with respect to securities of the Company involving Sears or its directors or executive officers.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 27, 1997                /s/ Michael D. Levin
       ----------------           --------------------------------
                                              Signature

                                  Michael D. Levin,
                                  Senior Vice President, General Counsel
                                    and Secretary
                                  Sears, Roebuck and Co.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                       6